Illuminet Holdings Inc.
                              4501 Intelco Loop SE
                                  P.O. Box 2909
                            Olympia, Washington 98507
                                 (360) 493-6226
                              (360) 923-3440 (fax)

                               September 12, 2000

Securities and Exchange Commission
Washington, DC 20549

Attention:     Mr. Jeff Minton

RE: Request for Withdrawal of S-1 Registration Statement (Filing No. 333-41614); Illuminet Holdings Inc. ("Illuminet")

Dear Mr. Minton:

        Please accept this letter as a formal request to withdraw the above-referenced Registration Statement filed with your office on July 17, 2000. Due to market conditions, the management of Illuminet has determined it to be in its best interest to no longer proceed with the registration of the shares identified in the Registration Statement. Accordingly, no shares have been sold in connection with this registration, and there is no intention to make any such sale.

        Please call me at (360) 493-6000 if you have any questions regarding this matter. Thank you for your time and assistance.

                                Yours very truly,

                                ILLUMINET HOLDINGS INC.



                               By:  /s/ Daniel E. Weiss
                                        Daniel E. Weiss
                                        Chief Financial Officer, Secretary,
                                        Treasurer